Exhibit 12.01

Ratio of Earnings to Fixed Charges and Preferred Dividends

The following table shows the ratio of earnings to fixed charges as well as the ratio earnings to fixed charges and preferred dividends for the Company.

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Ratios of earnings to fixed charges (1):
Including deposit interest	4.09	3.10	2.69	2.21	1.79
Excluding deposit interest	7.03	6.66	5.96	5.17	4.42

Ratios of earnings to fixed charges and preferred dividends (1)(2)(3):
Including deposit interest	4.09	3.10	2.69	2.16	1.76
Excluding deposit interest	7.03	6.66	5.96	4.63	3.89

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.

(2)	For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, divide earnings by the sum of fixed charges and preferred stock dividends.

(3)	In November 2009, the company redeemed all shares of the Series A Preferred Stock. On February 1, 2010, the Company issued a series of preferred stock as a result of its acquisition of First Market Bank, FSB (“FMB”). On February 6, 2009, FMB issued and sold to the U.S. Department of the Treasury, pursuant to its Capital Purchase Program under the Troubled Asset Relief Program, 33,900 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase up to 1,695 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. The Treasury immediately exercised the warrant for the entire 1,695 shares of FMB’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. In connection with the acquisition of FMB, the Company established a series of preferred stock with substantially identical preferences, rights and limitations to the FMB preferred stock — the Company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). In the acquisition, each share of FMB Series B and Series C preferred stock was exchanged for one share of the Company’s Series B Preferred Stock. In December 2011, the Company redeemed all shares of the Series B Preferred Stock.